SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated December 10, 2003

Benetton Group SpA's press release (integration to the press release dated December 9, 2003)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: December 10, 2003

STABLE PAY OUT RATIO FORECAST IN BENETTON 2003-2007 GUIDELINES

Ponzano 10 December 2003. Further to what was communicated yesterday during the presentation of the Benetton Group 2003-2007 Guidelines, the forecast scenario assumes a stable pay out ratio of 50% in the period and a net income in 2007 almost doubled (around 10% of turnover) compared with the forecast value for 2003.

For further information: +39 0422 519036

www.benetton.com/press